Exhibit 99.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Nine Months Ended September 30,		Years Ended December 31,
(Amounts in millions of dollars)	2015	2014	2014	2013	2012	2011	2010

Net income(a)(b)	6,713	9,902	4,244	11,228	13,648	17,400	14,740
Income tax expenses(a)(b)	3,034	9,336	8,614	14,767	16,747	19,614	13,583
Non-controlling interests	(127)	190	6	293	188	424	313
Equity in income of affiliates (in excess of)/ less than dividends received	(350)	(374)	29	(775)	272	(149)	(623)
Interest expensed	553	475	536	656	649	862	551
Estimate of the interest within rental expense	305	273	406	357	334	299	268
Amortization of capitalized interest	118	112	160	135	205	280	317

Total(a)(b)	10,246	19,914	13,995	26,661	32,043	38,730	29,149

Interest expensed	553	475	536	656	649	862	551
Capitalized interest	258	247	341	349	333	245	156
Estimate of the interest within rental expense	305	273	406	357	334	299	268
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

Fixed charges	1,116	995	1,283	1,362	1,316	1,406	975

Ratio of earnings to fixed charges(a)(b)	9.18	20.01	10.91	19.57	24.35	27.55	29.90

(a)	Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.
(b)	Figures for 2012, 2011 and 2010 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.